November 25, 2013

Mark P. Shuman

Branch Chief-Legal

Katherine Wray

United States

Securities and Exchange Commission

Washington, D.C.  20549

Mail Stop 4561

Re:

OICco Acquisition IV, Inc.

Amendment No. 9 to Registration Statement on Form S-1

Filed November 7, 2013

File No. 333-165760

Dear Mr. Shuman,

The following are the registrants responses to you comment letter of November 21, 2013.

General

1. We note the disclosures regarding your affiliated company OICco Acquisition I, Inc., that have been added to the filing in response to prior comments 1 and 2. You state in several places that at the closing of the exchange agreement between OICco Acquisition I and Imperial Automotive Group, Inc. (IAG), IAG “will become” a wholly-owned subsidiary of OICco Acquisition I and that OICco Acquisition I “will acquire” the business and operations of IAG. Please revise this disclosure to clarify that the events described occurred in the past. Please also revise the discussion of the individuals who “will become” directors of OICco Acquisition I to reflect the current situation with respect to management of that company and any relationship they have to your company.

Revised to consistently refer to past tense.

2. In response to prior comment 2, you have added disclosures stating that the funds raised by OICco Acquisition I in its initial public offering were released from escrow to the company on December 11, 2012 in connection with the IAG acquisition. You disclose further that “[i]n July 2013 upon realizing that the expansion of the [IAG] business was not viable and there were only minimal assets in IAG, it was negotiated between the owners of IAG and OICco I that IAG would remain as a wholly owned subsidiary but that the initial consideration given in the acquisition transaction should be returned and that the owners of IAG would be separately compensated with a smaller amount of stock.” As previously requested, given that OICco Acquisition I investors’ funds were released from escrow in connection with an acquisition that appears to have subsequently been deemed unsuccessful, consider adding disclosure to your registration statement where appropriate discussing the significant aspects of this experience of your affiliated company and how such experience may be relevant and material to your potential investors. In this regard, you may wish to expand upon the discussion under the risk factor heading “Speculative nature of company’s proposed operations…” on page 11.

Additional disclosure added as follows:

SPECULATIVE NATURE OF COMPANY'S PROPOSED OPERATIONS RESULTS IN NO ASSURANCE OF SUCCESS. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. A related entity OICco Acquisition I, Inc. completed an acquisition and the same officer and director as the Company determined that the business of the acquired company was not significant enough to devote additional resources to and therefore chose not to expand the operations of the acquired entity but instead to pursue another acquisition.While management intends to seek business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company's control.

Conflicts of Interest, page 27

3. You disclose here that Mr. Dotres is the sole office and director of OICco Acquisition III, Inc., in addition to being the sole office and director of the company and of OICco Acquisition I and OICco Acquisition IV. The SEC filings of OICco Acquisition III do not indicate that Mr. Dotres is an officer or director of that company. Please revise or advise as appropriate.

Typo relating to III deleted.

Financial Statements

4. Please revise to include interim financial statements for your quarterly period ended September 30, 2013, and update related disclosures, accordingly, to comply with Rule 8-08 of Regulation S-X. Additionally, obtain and file an updated consent from your auditors referencing the current amendment.

Financials updated to September 30, 2013  and updated auditor consent included.

Exhibit 99a. Escrow Agreement

5. We note that you have revised the escrow agreement in response to prior comment 10 from our letter dated October 31, 2013, but the signatures are still dated October 10, 2013. Please file an escrow agreement with updated signatures, including that of the escrow agent.

Typo corrected and revised escrow agreement exhibit filed.

Very truly yours,

/s/ Miguel Dotres

Miguel Dotres, President